                                                                        www.umc.com

Exhibit

Exhibit            Description

99                    Announcement on 2019/01/29: UMC announced its operating results for the fourth quarter of 2018

Exhibit 99

UMC announced its operating results for the fourth quarter of 2018

1. Date of occurrence of the event: 2019/01/29

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Fourth Quarter 2018 Results

Disciplined CAPEX and operating performance enhancements to continue in 2019

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2018.

Fourth quarter consolidated revenue was NT$35.52 billion, down 9.8% QoQ from NT$39.39 billion in 3Q18 and declined 3.0% YoY from NT$36.63 billion in 4Q17. Consolidated gross margin for 4Q18 was 13.0%. Net loss attributable to stockholders of the parent was NT$1.71 billion, with loss per ordinary share of NT$0.14.

Jason Wang, co-president of UMC, said, “In the fourth quarter, foundry revenue declined 9.8% QoQ to NT$35.49 billion, leading to a foundry operating loss of 1.3%. Utilization rate was 88%, bringing wafer shipments to 1.71 million 8-inch equivalent wafers. Despite softened wafer demand during the fourth quarter, UMC continued to maintain stable capacity utilization for 8" and mature 12" geometries.”

Co-president Wang continued, “In 2018, we started seeing the early fruits of our strategy with measurable results. Our disciplined capital expenditure approach helped to generate a free cash flow total of NT$31.34 billion for the year. In addition, we completed two rounds of treasury share buybacks for cancellation, amounting to approximately NT$6.5 billion.”

Co-president Wang further commented, “Looking into the first quarter of 2019, we anticipate further deceleration in customers’ wafer demand, due to a softer than expected outlook in entry-level and mid-end smartphones as well as falling crypto currency valuations. Although UMC’s ongoing transformation will need time to reach its full synergy and potential, our progress so far has enabled the company to better endure these current headwinds. Going forward, we will continue executing our strategy of evaluating and pursuing return-driven investment while focusing on our technology strength within specialty processes on existing nodes. We are confident that our sustained efforts and calculated global capacity expansion will strengthen UMC’s resilience during a challenging market, while favorably positioning the company to take maximum advantage during strong demand cycles.”

First Quarter of 2019 Outlook & Guidance

Wafer Shipments: To decrease by 6-7%

ASP in USD: To decline by 1-2%

Profitability: Gross profit margin will be in the mid-single digit % range

Foundry Segment Capacity Utilization: low 80% range

2019 CAPEX for Foundry Segment: US$1.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A